

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com



06011492

March 1, 2006

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 08 2006
SECTION

Dear Sirs:

Re: CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc




CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for January

TORONTO (February 1, 2006) – CI Financial Inc. ("CI") today reported net sales of $130 million for January 2006, with assets under management of $56.4 billion and fee-earning assets of $74.3 billion at the end of the month.

"Continued gains in the equity markets, along with strong net sales, boosted our assets and provided for a positive start to the new year," said Stephen A. MacPhail, CI President and Chief Operating Officer. "Optimism that the dividend tax reductions announced last November will be implemented by a new government helped to support investor confidence and the Canadian markets last month."

CI subsidiary CI Investments Inc. had gross sales of $777 million in January and net sales of $143 million, consisting of $170 million of net sales in long-term funds and $27 million in net redemptions from money market funds.

Also in January, Morningstar Canada reported that CI Investments continues to lead the industry with the most funds with its top five-star rating. Including all funds with a rating, CI Investments had 37 five-star funds at December 31, 2005.

Assante Corporation had gross sales of $94 million, and net redemptions of $13 million in January.

Fee-earning assets at January 31, 2006, were $74.3 billion – a record for CI. Fee-earning assets consisted of assets under management of $56.4 billion and administered/other assets of $17.9 billion. Assets under management included investment fund assets at CI Investments and Assante of $55.3 billion and structured products/closed-end funds of $1.1 billion. Administered/other assets included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI. The $15.9 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante) generate fees for those companies.

Investors should note that CI is now providing an estimate of its stock-based compensation expense accrual, to reflect CI's share price at the end of the month compared to the most recent reported quarter-end. This and additional information about CI's sales, assets and financial position can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.


CI Financial

News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: DDJ.UN**

DDJ U.S. High Yield Fund announces redemption payments

TORONTO (February 10, 2006) – DDJ U.S. High Yield Fund (the "Fund") today announced the details of the payment of redemption proceeds and that it will be seeking approval to terminate the Fund.

The Fund had announced on January 6, 2006, that it was suspending the payment of redemption proceeds for up to 45 days because it had received redemption requests for approximately 47% of the total outstanding units of the Fund. The suspension allowed for the orderly disposal of the Fund's holdings to finance such redemption payments. The Fund also extended the date for submitting redemption requests to January 31, 2006, and received further requests amounting to an additional 19% of the total outstanding units.

The Fund today announced that redemption payments will be paid on February 17, 2006, for all redemption requests received to date. The redemption payments will be calculated using the net asset value per unit of the Fund as at February 9, 2006, which was $8.80

CI Investments Inc. ("CI"), the manager of the Fund, also has decided to seek the approval of the remaining unitholders to terminate the Fund. CI is making this proposal because the current redemption requests will reduce the assets of the Fund to a level where it will no longer be cost effective to operate.

The Fund will make its final monthly distribution payment on February 15, 2006, to unitholders of record on January 31, 2006, including redeeming unitholders.

CI expects to mail a circular describing the termination proposal to the remaining unitholders in March 2006 and that a special meeting of unitholders will be held on or about April 21, 2006. If the proposal is approved, CI expects that the remaining net assets of the Fund will be paid to its unitholders as soon as practicable thereafter.

DDJ U.S. High Yield Fund is a closed-end fund trading on the Toronto Stock Exchange under the symbol DDJ.UN. It invests primarily in U.S. high-yield debt instruments, fixed-income securities and other obligations.

CI Investments Inc. is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $74.3 billion in fee-earning assets as of January 31, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

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For further information, contact:
David R. McBain



News Release

President and Chief Executive Officer, Skylon Advisors Inc., and
Senior Vice-President, CI Investments Inc.
(416) 681-6568



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.1458 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.15625 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.0666 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\feb06\rel-signature.dot





2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.1875 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\feb06\rel-skylon-capital.dot





2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.1510 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\jan06\rel-skylon-global.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.1510 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\feb06\rel-skylon-globalii.dot



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.05833 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\feb06\rel-skylon-growth.doc


SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, February 14, 2006 – Skylon Growth & Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.05833 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Trust's portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\feb06\rel-skylon-growth-2.doc





2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust
Announces Distribution for Month Ending February 28, 2006

Toronto, February 14, 2006 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending February 28, 2006 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	February 28, 2006	March 14, 2006
Series B units	US$0.0417 per unit	February 28, 2006	March 14, 2006

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces
Distribution For Month Ending February 28, 2006

Toronto, February 14, 2006 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending February 28, 2006 of $0.0583 per unit payable on March 14, 2006 to unitholders of record as at February 28, 2006.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2006\feb06\rel-skylon-yield-adv.doc



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

CI Investments announces the addition of a full range of features to Global High Dividend Advantage Fund

TORONTO (February 23, 2006) – CI Investments Inc. ("CI") today announced that it has added to Global High Dividend Advantage Fund (the "Fund") all the options, features and services associated with other CI mutual funds. This includes the ability to purchase Class A units on an initial sales charge, standard deferred sales charge or low-load sales charge basis, a "free redemption" right for standard deferred sales charge units, and the ability to switch into other CI mutual funds.

The optional services added to the Fund include the Personal Asset Allocation Program and systematic transfer and withdrawal programs. Eligible investors also may purchase Class F or Class I units of the Fund. "CI" has been added to the Fund's name to reflect this enhanced level of flexibility.

CI also announced that it has become the sole portfolio advisor to the Fund. Epoch Investment Partners, Inc., which previously was retained by CI to act as the portfolio advisor for a portion of the assets of the Fund, will instead construct notional baskets of securities on behalf of counterparties with whom the Fund will enter into forward agreements.

CI Investments Inc. is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $74.3 billion in fee-earning assets as of January 31, 2006. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

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For further information, contact:
David R. McBain
President and Chief Executive Officer, Skylon Advisors Inc., and
Senior Vice-President, CI Investments Inc.
(416) 681-6568